Exhibit (a)(5)(E)

Press/Analyst Contacts

Holly Campbell,
Public Relations
408-536-6401
campbell@adobe.com

Mike Saviage,
Investor Relations
408-536-4416
ir@adobe.com

FOR IMMEDIATE RELEASE

ADOBE SUCCESSFULLY COMPLETES TENDER OFFER FOR OMNITURE SHARES

SAN JOSE, Calif. — Oct. 23, 2009 — Adobe Systems Incorporated (Nasdaq: ADBE) today announced the successful completion of the tender offer by its direct wholly owned subsidiary, Snowbird Acquisition Corporation, for all outstanding shares of common stock of Omniture, Inc. (Nasdaq: OMTR) at a price of $21.50 per share, net to the seller in cash, without interest.  The tender offer expired at 12:00 midnight, New York City, New York time, on Thursday, Oct. 22, 2009.

The depositary for the tender offer has advised Adobe that, as of the expiration of the tender offer, approximately 68,125,532 shares were validly tendered and not withdrawn in the tender offer, representing approximately 86.68 percent of Omniture’s issued and outstanding shares. All validly tendered shares have been accepted for payment in accordance with the terms of the tender offer.  The depositary also has advised Adobe that it has received commitments to tender approximately 3,031,464 additional shares under the guaranteed delivery procedures for the tender offer.

Adobe expects to complete the acquisition of Omniture on Oct. 23, 2009 through the merger of Snowbird Acquisition Corporation with and into Omniture in accordance with applicable provisions of Delaware law that authorize the completion of the merger without a vote or meeting of stockholders of Omniture.  Following the merger, Omniture will be a wholly owned subsidiary of Adobe.  Under the merger agreement, all remaining publicly held shares (other than shares held by holders who properly exercise their appraisal rights under applicable Delaware law) will be acquired for $21.50 per share, net to the holder in cash, without interest, in the merger.  In order to accomplish the merger as a “short form” merger under Delaware law, Snowbird Acquisition Corporation will exercise its “top-up” option pursuant to the merger agreement, which permits it to purchase additional shares of common stock of Omniture directly from Omniture for $21.50 per share, the same price paid in the tender offer.

About Adobe

Adobe revolutionizes how the world engages with ideas and information — anytime, anywhere and through any medium. For more information, visit www.adobe.com.

About Omniture

Omniture, Inc. is a leading provider of online business optimization software, enabling customers to manage and enhance online, offline and multi-channel business initiatives. Omniture’s software, which it hosts and delivers to its customers as an on-demand subscription service and on-premise solution, enables customers to capture, store and analyze information generated by their Web sites and other sources and to gain critical business insights into the performance and efficiency of marketing and sales initiatives and other business processes.  In addition, Omniture offers a range of professional services that complement its online services, including implementation, best practices, consulting, customer support and user training through Omniture Education.   For more information, visit www.omniture.com.

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© 2009 Adobe Systems Incorporated. All rights reserved. Adobe, Omniture and the Adobe Logo are either registered trademarks or trademarks of Adobe Systems Incorporated in the United States and/or other countries. All other trademarks are the property of their respective owners.